EXHIBIT 4.12

COMPENSATION POLICY

RADCOM LTD.

Compensation Policy for Executive Officers and Directors

As Approved by the Shareholders on January 2014

A.	Overview and Objectives

1.	Introduction

The purpose of this document is to describe the overall compensation strategy of RADCOM Ltd. ("RADCOM" or the "Company") for its Executive Officers and Directors, and to provide guidelines for setting compensation of its Executive Officers and Directors (this "Compensation Policy" or "Policy"), in accordance with the requirements of the Companies Law, 1999 (the "Companies Law").

Compensation is a key component of RADCOM’s overall human capital strategy to attract, retain, reward, and motivate highly skilled individuals who will enhance RADCOM's value and otherwise assist RADCOM to reach its business and financial long term goals. Accordingly, the structure of this Policy is established to tie the compensation for each Executive Officer to RADCOM's goals and performance.

For purposes of this Policy, “Executive Officers” shall mean "Office Holders" as such term is defined in the Companies Law, excluding, unless otherwise expressly indicated herein, RADCOM's Directors.

Under no event shall the Company be deemed by this Policy, as being obligated to provide and/or grant any compensation component mentioned hereunder, to any of its Executive Officers and/or non-employee Directors; this Policy shall apply to compensation agreements and arrangements which will be approved after the date on which this Compensation Policy is approved by the shareholders of RADCOM.

The Compensation Committee and the Board of Directors of RADCOM shall review and reassess the adequacy of this Policy from time to time, as required by the Companies Law.

2.	Objectives

RADCOM's objectives and goals in setting this Compensation Policy are to attract, motivate and retain highly skilled and experienced personnel who will provide leadership for RADCOM's success and enhance shareholder value, while supporting a performance culture that is based on merit, and differentiates and rewards excellent performance in the long term, and recognizes RADCOM's values. To that end, this Policy is designed, among others:

2.1.	To closely align the interests of the Directors and Executive Officers with those of Company’s stockholders in order to enhance stockholder value;

2.2.	To provide the Executive Officers with a structured and balanced compensation package, including competitive salaries and benefits, performance-motivating cash and equity incentive programs; and

2.3.	To provide appropriate awards for superior individual and corporate performance.

3.	Compensation structure and instruments

3.1.	Compensation instruments under this Compensation Policy may include the following:

3.1.1.	Base salary;

3.1.2.	Benefits and perquisites;

3.1.3.	Cash bonuses;

3.1.4.	Equity based compensation; and

3.1.5.	Retirement and termination of service arrangements.

4.	Overall compensation - Ratio between fixed and variable compensation

4.1.
This Policy aims to balance the mix of Fixed Compensation (base salary, benefits and perquisites) and Variable Compensation (cash bonuses and equity based compensation) in order to, among other things, appropriately incentivize Executive Officers to meet Company's goals while considering Company's management of business risks;

4.2.	In light of the foregoing, the table below reflects the ratio between Fixed and Variable Compensation permitted under this Policy (per annum basis):

	Range for % of fixed compensation out of the total compensation	Range for % of variable compensation out of the total compensation (*)
CEO	20% - 100%	0%-80%
Non Sales Executives	25% - 100%	0%-75%
Sales Executives	15% - 100%	0%-85%

(*) Variable compensation includes annual bonuses and equity compensation. The variable component in regard of the equity compensation reflects the value at the date of grant.

5.	Inter-Company Compensation Ratio

5.1.
In the process of composing this Policy, RADCOM has examined the ratio between overall compensation of the Executive Officers and the average and median salary of the other employees of RADCOM (including employee-contractors and agency contractors, if any) (the "Ratio").

5.2.
The possible ramifications of the Ratio on the work environment in RADCOM were examined in order to ensure that levels of executive compensation, as compared to the overall workforce will not have a negative impact on work relations in RADCOM.

5.3.
The following is the current compensation Ratio: overall compensation of each executive, including the CEO, is not more than 6 times the average (and median) of the overall compensation of the other employees.

B.	Base Salary, Benefits and Perquisites

6.	Base Salary

6.1.
The base salary varies between Executive Officers, and is individually determined according to the past performance, educational background, prior business experience, qualifications, role and the business responsibilities of the Executive Officer.

6.2.
Since a competitive base salary is essential to Company’s ability to attract and retain highly skilled professionals, RADCOM will seek to establish a base salary that is competitive with the base salaries paid to Executive Officers of a peer group of companies, while considering, among others, RADCOM's size and field of operation. To that end, RADCOM shall utilize as a reference comparative market data and practices.

7.	Benefits and Perquisites

7.1.	The following benefits and perquisites may be granted to the Executive Officers in order, among other things, to comply with legal requirements:

7.1.1.	Vacation of up to 28 days per annum;

7.1.2.	Sick days of up to 30 days per annum;

7.1.3.	Convalescence pay according to applicable law;

7.1.4.	Monthly remuneration for a study fund, as allowed by applicable law and with reference to the practice in peer group companies;

7.1.5.	Company shall contribute on behalf of the Executive Officer to an insurance policy or a pension fund, as allowed by applicable law and with reference to the practice in peer group companies;

7.1.6.	Company shall contribute on behalf of the Executive Officer towards work disability insurance, as allowed by applicable law and with reference to the practice in peer group companies; and

7.1.7.	Company shall sponsor Private Health Insurance for the Executive Officer, in accordance with the Company’s policy and agreement with the insurance company.

7.2.
Company may offer additional benefits and perquisites to the Executive Officers, which will be comparable to customary market practices, such as: company cellular phone benefits; company car benefits; refund of business travel including per diem when traveling and other business related expenses, insurances, etc.; provided however, that such additional benefits and perquisites shall be determined in accordance with Company's policies and procedures.

C.	Cash Bonuses

8.	The Objective

8.1.
Compensation in the form of cash bonus(es) is an important element in aligning Executive Officers' compensation with Company's objectives and business goals in the long-term, such that both individual performance and overall company success are rewarded.

8.2.
Company's policy is to allow annual cash bonuses, which may be awarded to the Executive Officers upon the attainment of pre-set periodical objectives and personal targets, pursuant to distinguishable terms for three Executive Officers' populations, as reflected in Section 9 below.

8.3.
The performance targets payable to each Executive Officer (other than the CEO) shall be presented and recommended by Company’s Chief Executive Officer and reviewed and approved by the Compensation Committee and the Board of Directors.

Examples of performance targets that may be considered include:

•	financial results;

•	sales results;

•	efficiency metrics;

•	internal and external customer satisfaction;

•	enterprise value;

•	execution of specific projects; and

•	attainment of milestones.

9.	The Formula

CEO

9.1.	The annual bonus of the CEO will be based on 3 components, as further set out below: measureable results of the Company, special activities and qualitative, non-measureable criteria.

9.2.
30-80% of the annual bonus will be based on the measurable results of the Company, as compared to RADCOM's budget and work plan for the relevant year. Such measurable criteria will be determined at the commencement of each fiscal year (or start of employment, as applicable), and may include (but is not limited to) any one or more of the following criteria: profit, revenue, booking, enterprise value etc.

9.3.
0-60% of the annual bonus may be based on specific KPIs with regard to special activities, which include the following: mergers and acquisitions, fund raising and cost reduction targets. Such bonus will be based on measurable criteria which will be determined at the commencement of each fiscal year (or start of employment, as applicable).

9.4.
A non-material portion of up to 20% of the CEO’s annual bonus may be based on qualitative, non-measureable criteria, according to the discretion of the Compensation Committee and the Board of Directors Consideration.

9.5.	The annual bonus will not exceed the amount of 2.5 annual base salaries of the CEO.

Non-Sales Executive Officers

9.6.
The annual bonus of a non-sales Executive Officer may be based on 3 components, as further set out below: achievement and performance of individual measurable key performance indicators, measureable results of the Company and qualitative, non-measureable criteria.

9.7.
40%-60% of the annual bonus will be based on the achievement and performance of the individual measurable key performance indicators (KPIs) specified in Section 8.3, as determined at the commencement of each fiscal year (or start of employment, as applicable).

9.8.
40%-60% will be based on the measurable results of the Company, such as (but not limited to) profit, revenue, booking, etc., as compared to RADCOM's budget and work plan for the relevant year. Such measurable criteria will be determined at the commencement of each fiscal year (or start of employment, as applicable).

9.9.
Another non-material component of up to 20% of the annual variable compensation of the Executive Officer may be based on qualitative, non-measureable criteria, according to the discretion of the Compensation Committee and the Board of Directors.

9.10.	The annual bonus for the Non-Sales Executive Officers will not exceed the amount of 0.75 of their annual salary.

Sales Executive Officers

9.11.
The annual bonus of a sales Executive Officer, may be based on 4 components, as further set out below: targets of the individual and/or his/her team or division; Company’s performance; individual measurable key performance indicators (KPIs) specified in Section 8.3 above; and qualitative, non-measureable criteria.

9.12.
40-100% of the annual bonus will be calculated based upon measureable targets of the individual and/or his/her team or division, such as bookings, collection, revenue, gross profit and/or profit, as compared to RADCOM's budget and work plan for the relevant year. Such measurable targets will be determined at the commencement of each fiscal year (or start of employment, as applicable).

9.13.
0-20% of the annual bonus will be based on the measurable results of the Company, such as (but not limited to) profit, revenue, booking, etc., as compared to RADCOM's budget and work plan for the relevant year. Such measurable criteria will be determined at the commencement of each fiscal year (or start of employment, as applicable).

9.14.
0-20% of the annual bonus, will be calculated based upon the achievement and performance of the individual measurable key performance indicators (KPIs) specified in Section 8.3, as determined at the commencement of each fiscal year (or start of employment, as applicable).

9.15.
Another non-material component of up to 20% of the annual variable compensation of the Executive Officer may be based on qualitative, non-measureable criteria, according to the discretion of the Compensation Committee and the Board of Directors.

9.16.	The annual bonus for sales Executives Officers shall not exceed the amount of 2.5 annual salaries of the sales Executive Officers.

10.	Compensation Recovery ("Clawback")

10.1.
In the event of an accounting restatement, RADCOM shall be entitled to recover from Executive Officers bonus compensation in the amount of the excess over what would have been paid under the accounting restatement, with a two-year look-back. The compensation recovery will not apply to former Executive Officers of RADCOM.

10.2.	Notwithstanding the aforesaid, the compensation recovery will not be triggered in the event of a financial restatement required due to changes in the applicable financial reporting standards.

10.3.	Nothing in this Section 10 derogates from any other "clawback" or similar provisions regarding disgorging of profits imposed on Executive Officers by virtue of applicable securities laws.

D.	Equity Based Compensation

11.	The Objective

11.1.
The equity based compensation for RADCOM's Directors and Executive Officers is designed in a manner consistent with the underlying objectives in determining the base salary and the annual bonus, with its main objectives being to enhance the alignment between the Directors’ and Executive Officers' interests with the long term interests of RADCOM and its shareholders, and to strengthen the retention and the motivation of Directors and Executive Officers in the long term. In addition, since equity based awards are to be usually structured to vest over a long term, their incentive value to recipients is aligned with longer-term strategic plans.

11.2.
The equity based compensation offered by RADCOM is intended to be in a form of stock options and/or other equity forms, such as RSUs, in accordance with the Company’s equity compensation policies and programs in place from time to time.

12.	General guidelines for the grant of awards

12.1.
The equity based compensation shall be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, role and the personal responsibilities of the Executive Officer

12.2.	As a general policy, equity based compensation for RADCOM's Executive Officers shall fully vest over a period of between 1 to 4 years.

12.3.
The fair market value of the equity based compensation for the Executive Officers will be determined according to acceptable valuation practices at the time of grant. Such fair market value, as examined at the time of grant as aforesaid, shall not exceed the amount of 2 annual salaries per year of vesting on a linear basis.

13.	Acceleration and exercise of awards

13.1.	The Board may, following approval by the Compensation Committee, extend the period of time for which an award is to remain exercisable.

13.2.
The Board may, following approval by the Compensation Committee, make provisions with respect to the acceleration of the vesting period of any Executive Officer's awards, including, without limitation, in connection with a corporate transaction involving a change of control.

E.	Retirement and Termination of Service Arrangements

14.	Advance notice

RADCOM may provide an Executive Officer a prior notice of termination of up to 6 months, during which the Executive Officer may be entitled to all of the compensation elements, and to the continuation of vesting of his options. During the advance notice period the Executive Officer may be required to continue providing services to RADCOM.

15.	Transition period

RADCOM may provide an additional transition period during which the Executive Officer will be entitled to up to an additional 3 months of continued base salary, benefits and perquisites beyond the Advance Notice period described above. Additionally, the Board may, following approval by the Compensation Committee, approve to continue the vesting and/or the exercise eligibility of such Executive Officer's options during such transition period. The transition period shall be conditioned on terms of service of at least 2 years, on the employment relationship not being terminated with the Executive Officer for cause, and will be determined based on some or all of the following considerations: the period of service or employment of the Executive Officer (subject to as mentioned above, terms of service not being less than 2 years), service or employment terms during the Executive Officer's service or employment period, RADCOM's performance during such period, Executive Officer's contribution to the achievement of RADCOM's objectives and performance and the particular circumstances of termination of employment or service.

16.	Additional Retirement and Termination Benefits

RADCOM may provide additional retirement and terminations benefits and payments as may be required by applicable law (e.g., mandatory severance pay under Israeli labor laws), or which will be comparable to customary market practices and which in such event, shall not exceed in value the equivalent of 6 monthly base salaries of the Executive Officer.

F.	Exculpation, Indemnification and Insurance

17.	Exculpation

Except as may be otherwise approved from time to time by the shareholders, RADCOM shall not exempt its Directors and Executive Officers from the duty of care.

18.	Indemnification

RADCOM may indemnify its Directors and Executive Officers to the fullest extent permitted by applicable law, for any liability and expense that may be imposed on the Executive Officer, as provided in the Indemnity Agreement between such individuals and RADCOM, all subject to applicable law.

19.	Insurance

19.1.	RADCOM will provide "Directors and Officers Insurance" (the "Insurance Policy") for its Directors and Executive Officers.

19.2.	The maximum aggregate coverage for the Insurance Policy will be USD 20,000,000, as may be increased or decreased from time to time by the shareholders.

19.3.	The maximum aggregate annual premium will be USD 100,000, as may be increased or decreased from time to time by the shareholders.

G.	Board of Directors Compensation

20.
The members of Company's board may (and, in the case of external directors, shall) be entitled to remuneration and refund of expenses according to the provisions of the Companies Regulations (Rules on Remuneration and Expenses of Outside Directors), 2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel), 2000, as such regulations may be amended from time to time.

21.
In addition, the members of Company's Board may be granted equity based compensation which shall fully vest over a period of between 1 to 4 years, and having a fair market value (determined according to acceptable valuation practices at the time of grant) not to exceed, with respect to each director, US$ 200,000 and US$ 500,000 with respect to the Company's chairman per year of vesting, on a linear basis, subject to applicable law and regulations.

22.
The Chairperson of our Board of Directors shall be entitled to receive fixed monthly salary from the Company, for as long such individual is acting as an active Chairperson, and the provisions of the Compensation Policy shall apply to such remuneration accordingly.

23.	For so long as the Active Chairperson receives the monthly salary, he or she will not be entitled to receive the cash remuneration received by the other members of the Board.